     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 15, 1998



                                                      REGISTRATION NO. 333-53313

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             ---------------------

                               NORTHEAST BANCORP
             (Exact name of registrant as specified in its charter)

             MAINE                         01-0425066
(State or other jurisdiction of         (I.R.S. Employer
incorporation or organization)         Identification No.)

                               232 CENTER STREET
                              AUBURN, MAINE 04210
                                 (207) 777-6411
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             ---------------------

                         JAMES D. DELAMATER, PRESIDENT
                               NORTHEAST BANCORP
                               232 CENTER STREET
                              AUBURN, MAINE 04210
                                 (207) 777-6411

      (Name, address, including zip code, and telephone number, including area code, of agent for service)

                             ---------------------

                                   COPIES TO:

            RICHARD A. DENMON, ESQ.                              WILLIAM W. BOUTON, III, ESQ.
        CARLTON, FIELDS, WARD, EMMANUEL,                          TYLER COOPER & ALCORN, LLP
              SMITH & CUTLER, P.A.                                 CITYPLACE -- 35TH FLOOR
               ONE HARBOUR PLACE                                 HARTFORD, CONNECTICUT 06103
         777 SOUTH HARBOUR ISLAND DRIVE
              TAMPA, FLORIDA 33602

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
    If the only securities being registered on this form are being offered pursuant to a dividend or interest reinvestment plans, please check the following box. [ ]
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION

                  PRELIMINARY PROSPECTUS, DATED JUNE 15, 1998


PROSPECTUS

                                 350,000 SHARES

                               NORTHEAST BANCORP

                                  COMMON STOCK

                             ---------------------

     This prospectus relates to 350,000 shares ("Shares") of common stock, par value $1.00 per share (the "Common Stock"), of Northeast Bancorp ("Northeast Bancorp" or the "Company"), which may be offered from time to time by the selling shareholder named herein (the "Selling Stockholder"). The Company will receive no part of the proceeds from sales of Shares offered hereby. See "Selling Stockholder".


     The Common Stock is listed on the American Stock Exchange ("AMEX") under the symbol "NBN". On June 12, 1998, the closing price of the Common Stock on the AMEX was $15.875 per share. See "Price Range of Common Stock and Dividends".


                             ---------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

===============================================================================================================
                                                                   UNDERWRITING
                                           PRICE TO               DISCOUNTS AND              PROCEEDS TO
                                            PUBLIC                COMMISSIONS(1)        SELLING SHAREHOLDER(2)
---------------------------------------------------------------------------------------------------------------
Per Share........................             $                                                   $
---------------------------------------------------------------------------------------------------------------
Total............................             $                                                   $
===============================================================================================================

(1) The Company and the Selling Stockholder have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting offering expenses payable by the Selling Stockholder estimated at $90,000.

                             ---------------------


     The Shares are offered by the Underwriter named herein, subject to prior sale, when, as, and if delivered to and accepted by the Underwriter. The Underwriter reserves the right to withdraw, cancel, or modify this offering without notice and to reject any order in whole or in part. It is expected that delivery of certificates representing the Shares will be made against payment therefor on or about June 19, 1998 at the offices of Advest, Inc., New York, New York.


                             ---------------------

                                  ADVEST, INC.


                 THE DATE OF THIS PROSPECTUS IS JUNE 15, 1998.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OFFERED HEREBY, INCLUDING STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. SUCH TRANSACTIONS MAY BE EFFECTED THROUGH THE AMERICAN STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                             ---------------------

 THE SECURITIES OFFERED HEREBY ARE NOT DEPOSITS OR SAVINGS ACCOUNTS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL
                           AGENCY OR INSTRUMENTALITY.

                             ---------------------

                             AVAILABLE INFORMATION

     Northeast Bancorp is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission" or the "SEC"). Such reports, proxy statements, and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains an Internet Web site that contains reports, proxy statements, and other information filed electronically by the Company with the Commission which can be accessed at http://www.sec.gov. The Common Stock is traded on the AMEX and, as a result, reports, proxy statements, and other information concerning the Company also can be inspected at the offices of American Stock Exchange, 86 Trinity Place, New York, New York 10006.

     In addition, Northeast Bancorp has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules filed as part thereof, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement, including the exhibits and schedules filed as part thereof. Statements contained in this Prospectus as to the contents of any document referred to herein are not necessarily complete and, in each instance, reference is made to the copy of such document filed with the Commission as an exhibit to the Registration Statement or otherwise, and each such statement is qualified in all respects by such reference. The Registration Statement, including exhibits and schedules filed as a part thereof, may be inspected without charge at the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies thereof may be obtained from the Commission at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed with the Commission by the Company (File No. 1-14588) are hereby incorporated in this Prospectus by reference:

          (i) Annual Report on Form 10-K for the fiscal year ended June 30,
     1997;

          (ii) Quarterly Reports on Form 10-Q for the quarters ended September 30, 1997, December 31, 1997, and March 31, 1998;

          (iii) Proxy Statement dated October 9, 1997 relating to the Annual Meeting of Stockholders held on November 12, 1997, filed pursuant to
     Section 14 of the Exchange Act;

          (iv) Current Reports on Form 8-K, as filed with the Commission on December 15, 1997, January 14, 1998, and May 14, 1998; and

          (v) The description of Northeast Bancorp's Common Stock contained in
     Item 1 of the Company's Registration Statement on Form 8-A filed with the Commission on August 12, 1987 and the Company's Registration Statement on Form 8-A filed with the Commission on February 21, 1997 pursuant to Section 12(b) of the Exchange Act, including all reports updating such description.

     All documents filed by Northeast Bancorp pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made by this Prospectus, shall be deemed to be incorporated herein by reference and to be part hereof from the date of filing such documents.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such prior statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. Subject to the foregoing, all information appearing in this Prospectus is qualified in its entirety by the information appearing in the documents incorporated by reference herein.

     The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into the information that the Prospectus incorporates). Requests for copies of such documents should be directed to Ariel Gill, Northeast Bancorp, 232 Center Street, Auburn, Maine, 04210 (telephone: (207) 777-6411).

                               PROSPECTUS SUMMARY

     The following is a brief description of Northeast Bancorp and is qualified in its entirety by, and should be read together with, the detailed information and financial statements incorporated by reference in this Prospectus. See "Incorporation of Certain Documents by Reference". Prospective investors are encouraged to refer to such incorporated documents for a more complete description of Northeast Bancorp.

     This Prospectus and the documents incorporated or deemed incorporated herein by reference contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to the financial condition and prospects, loan loss reserve adequacy, year 2000 readiness, simulation of changes in interest rates, results of operations, plans for future business development activities, capital spending and financing sources, capital structure, the effects of regulation and competition, litigation results, and the business of Northeast Bancorp. Where used in this Prospectus, the words "anticipate", "believe", "estimate", "expect", "intend", and similar words and expressions, as they relate to the Company or the management of the Company, identify forward-looking statements. Such forward-looking statements reflect the current views of the Company and are based on information currently available to the management of the Company and upon current expectations, estimates, and projections about the Company and its industry, managements' beliefs with respect thereto, and certain assumptions made by management. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements as a result of various factors. Potential risks and uncertainties include, but are not limited to: (i) competitive pressure in the banking, broker-dealer, or financial services industries increasing significantly; (ii) changes in the interest rate environment which reduce margins; (iii) changes in political conditions or changes occurring in the legislative or regulatory environment; (iv) general economic conditions, either nationally or regionally, becoming less favorable than expected resulting in, among other things, a deterioration in credit quality; (v) changes occurring in business conditions and inflation; (vi) acquisitions and integration of acquired businesses or assets; (vii) changes in technology; (viii) changes in monetary and tax policies, (ix) changes occurring in the securities markets; and (x) other risks and uncertainties detailed from time to time in the filings of the Company with the Commission.

                                  THE COMPANY

THE COMPANY

     Northeast Bancorp, a Maine corporation chartered in April 1987, is a unitary savings and loan holding company whose primary subsidiary and principal asset is Northeast Bank, F.S.B. (the "Bank"). The Company, through its ownership of the Bank, is engaged principally in the business of originating and purchasing residential and commercial real estate loans in the State of Maine and its primary source of earnings is derived from the income generated by the Bank. Although historically the Bank has been primarily a residential real estate lender, it also generates other loans and provides other services and products traditionally furnished to customers by full service banks. The overall strategy of the Company is to increase the core earnings of the Bank by developing strong interest margins, non-interest fee income, and increasing volume by expanding its market area. As of March 31, 1998, the Company, on a consolidated basis, had total assets of approximately $311 million, total deposits of approximately $174 million, and stockholders' equity of approximately $24 million. Unless the context otherwise requires, references herein to the Company include the Company and the Bank on a consolidated basis.

THE BANK

     The Bank (which was formerly known as Bethel Savings Bank F.S.B. ("Bethel")) is a federally-chartered savings bank which was originally organized in 1872 as a Maine-chartered mutual savings bank. In 1987, Bethel converted to a stock form of ownership and in subsequent years has engaged in a strategy of both geographic and product expansion. In 1990, the Company purchased Brunswick Federal Savings, F.A., which had its headquarters, in Brunswick, Maine, a mid-coastal community, and in 1994, the Company purchased four branch offices from Key Corp. In 1996, the Company merged its two wholly-owned subsidiaries, Bethel and Brunswick Savings, F.A. and, pursuant to the merger, Bethel, the surviving savings bank, changed its name to Northeast Bank, F.S.B. Most recently, in October 1997, the Company completed its merger of Cushnoc Bank & Trust, a commercial bank located in Augusta, Maine ("Cushnoc"), with and into the Bank. As a result of the merger, the Bank added two branches which have expanded its market area to include Maine's capital city and surrounding communities, an area that management believes offers significant growth opportunities. With the addition of the two Augusta area branches, the Bank now has a total of eleven banking branches.

     From its eleven retail banking branches located throughout western, central, and the mid-coastal regions of the State of Maine, and through the Bank's subsidiaries and other affiliations, the Bank offers its customers access to a broad range of real estate, commercial, and consumer financial products, including, but not limited to loans, deposit and investment services, trust services, credit cards, ATM access, debit cards, electronic transfer services, leasing, and other services. The Bank believes that the local character of its business and its "community bank" management philosophy allows it to compete effectively in its market area. The Bank has branch locations in Auburn, Augusta, Bethel, Brunswick, Buckfield, Harrison, Lisbon Falls, Richmond, and South Paris, Maine.

     In connection with its conversion into a federal savings bank in 1984, the Bank retained its then-authorized powers as a Maine-chartered mutual savings bank. Under applicable regulations, except as otherwise determined by the Office of Thrift Supervision ("OTS"), the Bank retains the authority that it was permitted to exercise as a mutual savings bank under the state law existing at the time of the conversion. Historically, Maine-chartered savings banks have had certain lending, investment, and other powers that have only recently been granted to federal savings institutions, including commercial lending authority and the ability to offer personal checking and negotiable order of withdrawal ("NOW") accounts. Accordingly, the Bank has had broad powers to engage in non-residential lending activities. In addition, the unitary savings and loan holding company charter is widely recognized for the broad range of powers that is provided thereunder.

     The Bank's corporate philosophy is to offer a wide array of financial products and services with an emphasis on a high level of personalized service, thereby enhancing its ability to generate significant income diversity. In the past, the Bank has been primarily a residential mortgage lender. As a result, the Bank's business has historically consisted of attracting deposits from the general public through its retail banking offices and applying those funds primarily to the origination, retention, servicing, investing in, and selling first mortgage loans on single and multi-family residential real estate. During the past few years, the Bank has placed additional emphasis on consumer lending and small business, home equity, and commercial loans. The Bank also lends funds to retail banking customers by means of home equity and installment loans, and originates loans secured by commercial property and multi-family dwellings. The Bank also has developed the ability to generate indirect dealer consumer loans used for the purchase of mobile homes and automobiles. Management's community banking strategy emphasizes the development of full banking relationships with the Bank's customers by providing consistent, high quality service. With the goal of providing a full range of banking services to its customers and in an effort to develop strong primary banking relationships with businesses and individuals, the Bank has expanded its commercial banking operations by selectively making commercial loans to small and medium sized companies. In this regard, the Bank's business development efforts have been directed towards full service credit packages and financial services, as well as competitively priced mortgage packages. At March 31, 1998, the Bank's loan portfolio consisted of 65% residential real estate mortgages, 18% commercial real estate mortgages, 9% commercial loans, and 8% consumer loans. At March 31, 1998, the Bank's lending limit was approximately $3.5 million. In addition, the Bank invests in certain U.S. government and agency obligations and other investments permitted by applicable law and regulations.

     Consistent with its goal of providing a full range of banking services, the Bank also offers to its customers financial planning, trust, and employee benefit services, and, through its subsidiary, Northeast Financial Services Corporation, it offers investment services and access to any and all lines of insurance products. Northeast Financial Services Corporation, which is located at the Company's headquarters in Auburn, Maine, offers the Bank's customers access to investment and annuity products. In order to make these services available, Northeast Financial Services Corporation has affiliated with Commonwealth Equity Services, Inc., a fully licensed New York securities firm, which licenses the brokers who sell such products and services.

     Trust services and products are provided to Bank customers through Northeast Trust, a division of the Bank. First New England Benefits, which is a part of the Bank's trust division, designs and administers qualified retirement plans, such as profit sharing, pension, and 401(k) plans. Northeast Trust, working with its First New England Benefits division, has made a significant investment in the development of a "turn key" employee benefit product which is designed to provide a high level of service and education to its participants at a competitive price. In view of the nationwide popularity of employment retirement programs, management anticipates growth in the revenues generated from this product.

     The Bank is subject to examination and comprehensive regulation by the OTS and its deposits are insured by the Federal Deposit Insurance Corporation (the "FDIC") to the extent permitted by law. The Bank also is a member of the Federal Home Loan Bank of Boston. For a more detailed description of the business of the Company and the Bank, see the description set forth in the Company's Form 10-K for the fiscal year ended June 30, 1997, which is incorporated herein by reference.

     The principal executive offices of Northeast Bancorp and the Bank are located at 232 Center Street, Auburn, Maine, 04210, and their telephone number is (207) 777-6411.

RECENT DEVELOPMENTS

     On October 24, 1997, in accordance with the terms of an Agreement and Plan of Merger, dated as of May 9, 1997 (the "Merger Agreement"), by and among the Company, the Bank, and Cushnoc, the Company consummated its acquisition of Cushnoc and merged it with and into the Bank. Pursuant to the merger, stockholders of Cushnoc received 2.089 shares of the Company's Common Stock in exchange for each share of Cushnoc common stock held by them. In lieu of the issuance of fractional common stock, cash was paid for each such fraction. As a result of the merger, 187,940 shares of Common Stock were issued to former Cushnoc stockholders. The merger was accounted for under the pooling-of-interests method of accounting.

     On December 15, 1997, the Company paid a 50% stock dividend on all outstanding shares of Common Stock held of record as of November 26, 1997. As a result of the stock dividend, the number of shares of outstanding Common Stock increased from 1,481,734 shares to 2,222,541 shares. In addition, the conversion rate at which Series A and Series B Preferred Stock may be converted into Common Stock and all outstanding options and warrants pursuant to which Common Stock may be purchased upon their exercise, also were automatically adjusted in accordance with their terms to eliminate any dilutive effects of the stock dividend.

     On April 21, 1998, the Selling Shareholder converted all 71,428 shares of Series B Preferred Stock outstanding into shares of Common Stock on a three-for-one basis and exercised warrants to purchase 10,000 shares of Common Stock.

                         SELECTED FINANCIAL INFORMATION

     The following table presents selected financial information for the Company. The selected financial information is based on, derived from, and should be read in conjunction with, the consolidated financial statements of the Company and the related notes incorporated herein by reference. The consolidated selected financial data have been restated to include the accounts and operations of Cushnoc for all periods. The selected financial information provided for the nine months ended March 31, 1998 and 1997 have been derived from unaudited interim financial statements of the Company, which include all adjustments, consisting of the restatement for the Cushnoc merger transaction, and other normal recurring accruals, which the Company and the Bank consider necessary for a fair presentation of the financial position and results of operations for those periods. Results for the nine months ended March 31, 1998 are not necessarily indicative of results that can be expected for any other interim period or for the entire fiscal year ending June 30, 1998.


                                                    AT AND FOR THE
                                                      NINE MONTHS                        AT OR FOR THE YEAR
                                                    ENDED MARCH 31,                        ENDED JUNE 30
                                                  -------------------   ----------------------------------------------------
               NORTHEAST BANCORP                    1998       1997       1997       1996       1995       1994       1993
               -----------------                  --------   --------   --------   --------   --------   --------   --------
                                                      (UNAUDITED)
                                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SELECTED OPERATIONS DATA:
  Interest income...............................  $ 17,639   $ 16,167   $ 21,936   $ 20,105   $ 18,953   $ 15,668   $ 15,843
  Interest expense..............................     9,266      8,267     11,291     10,087      8,841      7,124      7,751
                                                  --------   --------   --------   --------   --------   --------   --------
  Net interest income...........................     8,373      7,900     10,645     10,018     10,112      8,544      8,092
  Provision for loan losses.....................       546        461        614        639        691      1,045        924
  Other operating income(1).....................     1,645      1,397      1,827      1,909      1,760      2,209      1,412
  Net securities gains..........................       247        200        259        279        419        347        108
  Other operating expenses(2)...................     7,167      7,222      9,608      9,442      9,093      8,053      6,582
  Write downs on equity and debt securities.....         0          0        110         94          0         84         61
                                                  --------   --------   --------   --------   --------   --------   --------
  Income before income taxes....................     2,552      1,814      2,399      2,031      2,507      1,918      2,045
  Income tax expense............................       893        692        909        738        878        697        788
  Cumulative effect of change in accounting
    principles..................................         0          0          0          0          0        260          0
                                                  --------   --------   --------   --------   --------   --------   --------
  Net Income....................................  $  1,659   $  1,122   $  1,490   $  1,293   $  1,629   $  1,481   $  1,257
                                                  ========   ========   ========   ========   ========   ========   ========
CONSOLIDATED PER SHARE DATA(3):
  Net income:
    Basic.......................................  $   0.70   $   0.48   $   0.63   $   0.56   $   0.77   $   0.76   $   0.65
    Diluted.....................................  $   0.62   $   0.44   $   0.58   $   0.52   $   0.67   $   0.68   $   0.64
                                                  ========   ========   ========   ========   ========   ========   ========
  Cash dividends................................  $   0.21   $   0.16   $   0.21   $   0.21   $   0.11   $   0.11   $   0.11
                                                  ========   ========   ========   ========   ========   ========   ========
  Common dividend payout ratio..................     34.35%     36.36%     36.20%     40.38%     16.41%     16.17%     17.18%
                                                  ========   ========   ========   ========   ========   ========   ========
SELECTED BALANCE SHEET DATA:
  Total assets..................................  $310,623   $268,376   $284,077   $244,782   $231,856   $212,072   $198,237
  Total loans...................................   270,526    214,873    222,682    187,210    187,777    175,687    164,587
  Total deposits................................   173,971    172,270    172,921    164,855    168,682    142,972    139,009
  Total borrowings..............................   106,183     68,139     81,793     54,140     38,274     49,051     41,183
  Total stockholders' equity....................    23,745     21,369     22,096     20,364     19,388     17,730     15,982
SELECTED FINANCIAL RATIOS AND OTHER DATA:
  Return on average assets(4)...................      0.79%      0.58%      0.57%      0.55%      0.71%      0.73%      0.67%
  Return on average equity(4)...................      9.65%      7.15%      7.05%      6.31%      8.81%      8.73%      8.11%
  Average equity/average assets.................      8.14%      8.16%      8.09%      8.67%      8.10%      8.34%      8.28%


---------------

(1) Includes fees for services to customers and gain on sales of loans.
(2) Includes salaries, employee benefits, and occupancy expenses.
(3) Per share data for the years prior to 1996 have been retroactively restated as a result of the 100% stock dividend in December 1995. Per share data for the years 1993 through 1997 also have been restated as a result of the 50% stock dividend in December 1997. The per share calculations for 1993-1997 have been restated to comply with FASB No. 128 "Earnings Per Share" and the dividend payout ratios have been revised to correspond with the changes resulting from adoption of FASB No. 128.
(4) Information for the interim periods ended March 31 have been annualized.

                                  RISK FACTORS

     A prospective investor should review and consider carefully the following factors, together with the other information contained, or incorporated by reference, in this Prospectus, in evaluating an investment in the Common Stock offered hereby. Any one or more of such factors may cause the Company's actual results for various financial reporting periods to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company.

CONCENTRATION IN REAL ESTATE LOANS

     At March 31, 1998, approximately 83% of the Company's loans were secured by real estate. Therefore, the Company's ability to conduct its mortgage lending business and the value of the Company's real estate collateral could be adversely affected by adverse changes in the real estate markets in which the Company conducts its business. At March 31, 1998, approximately 88% of the principal amount of the Company's real estate loans were secured by properties located in the State of Maine. A decline in real estate values in Maine would increase the risk that losses would be incurred should borrowers default on their loans.

     At March 31, 1998, approximately 18% of the principal amount of the Company's loans was secured by commercial real estate. Commercial real estate loans generally present a higher level of risk than loans secured by one-to-four family residences due to the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on commercial properties, and the increased difficulty of evaluating and monitoring these types of loans. In addition, the repayment of loans secured by commercial real estate is typically dependent on the successful operation of the related business activities.

EXPOSURE TO LOCAL ECONOMIC CONDITIONS

     The success of the Company and the Bank are dependent to a large extent upon general economic conditions in the geographic markets served by the Bank. Since the Bank's lending activities are conducted primarily with borrowers located in south central and western Maine, the economic conditions in Maine and in the Bank's specific market area therein will have a significant impact on the repayment of credit extended by the Bank. The Bank's market area is characterized by a diverse economy and a strong emphasis on the tourist industry. The banking industry in Maine is affected by general economic conditions such as inflation, recession, unemployment, and other factors beyond the Company's control. Economic recession over a prolonged period of time in the State of Maine has in the recent past and could in the future cause significant increases in nonperforming assets, thereby causing operating losses, impairing liquidity, and eroding capital. There can be no assurance that future adverse changes in the local economy would not have a material adverse effect on the Company's consolidated financial condition, results of operations, or cash flow.

ADEQUACY OF ALLOWANCE FOR LOSSES ON LOANS

     In originating loans, there is a substantial likelihood that credit losses will be experienced. The risk of loss will vary with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the quality of the collateral for the loan. The Company maintains an allowance for losses on loans at a level considered adequate by management to cover losses that are currently anticipated based on, among other things, management's experience, past loan loss experience, an evaluation of general economic conditions, information about specific loan relationships, including financial position and collateral values, regular reviews of delinquencies and loan portfolio quality, and other factors and estimates that are subject to change over time. Based upon such factors, management makes various assumptions and judgements about the ultimate collectability of the loan portfolio and provides an allowance for potential loan losses based on a percentage of outstanding loan balances and for specific loans when their ultimate collectability is considered questionable. Since certain lending activities involve greater risks, the percentage applied to specific loan types may vary. The amount of future losses is susceptible to changes in economic, operating, and other conditions beyond the Company's control, and such losses may exceed the Company's current allowance for loan losses.

     At March 31, 1998, the Company had total non-performing loans of approximately $2,926,000, which represented approximately 1.08% of total loans. As of that same date, the Company's allowance for losses on loans was $3,038,000, or approximately 1.12% of total loans and approximately 104% of total non-performing loans. The Bank actively manages its past due and non-performing loans in an effort to minimize credit losses and monitors its asset quality to maintain an adequate allowance for losses on loans. Although management believes that its allowance for losses on loans is adequate, there can be no assurance that the allowance will be adequate to cover actual losses. Furthermore, although management uses the best information available to make determinations with respect to the allowance for losses on loans, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to the Bank's non-performing or performing loans. Material additions to the Bank's allowance for losses on loans would result in a decrease of the Bank's net income and capital of the Company and the Bank, and could result in the inability to pay dividends, among other adverse consequences.

COMPETITION

     The banking business is highly competitive and the profitability of the Company depends principally upon its ability to compete in its market area in the State of Maine. The Company competes with other savings banks, commercial banks, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, asset-based nonbank lenders, and governmental organizations that may offer subsidized financing at lower rates than those offered by the Company. Many of those competitors have significantly greater resources (financial and other) and lending limits than the Company. Although the Company has been able to compete effectively in the past, no assurance can be given that the Company will be able to compete effectively in the future. Various legislative acts and regulatory rules and interpretations in recent years have led to increased competition among financial institutions. There can be no assurance that the United States Congress will not enact legislation that may further increase competitive pressures on the Company. Competition from both financial and non-financial institutions is expected to continue.

INTEREST RATE RISK

     The consolidated net income of the Company depends to a substantial extent on its net interest income, which reflects the difference between the interest income the Bank receives from interest earning assets (such as loans and securities) and the interest expense on interest bearing liabilities (such as deposits, borrowings, and other sources of funds). Accordingly, like most financial institutions, the operations and profitability of the Bank are largely impacted by changes in interest rates and management's ability to control interest rate sensitivity of the Bank's assets and liabilities and manage its interest rate risk. Although the Bank manages other risks in the normal course of business, such as credit and liquidity risks, management considers interest rate risk to be its most significant market risk and which could potentially have the largest material effect on the Bank's financial condition and results of operations. Interest rates are highly sensitive to many factors which are beyond the Bank's control, including, general economic conditions and the policies of various governmental regulatory authorities. Interest rate risk arises from mismatches (i.e., interest rate sensitivity gap) between the dollar amount of repricing or maturing assets and liabilities, and is measured in terms of interest rate sensitivity gap to total assets. More assets repricing or maturing than liabilities over a given time frame is considered asset-sensitive and is reflected as a positive gap, and more liabilities repricing or maturing than assets over a given time frame is considered liability-sensitive and is reflected as a negative gap. An asset-sensitive position (i.e., positive gap) will generally enhance earnings in a rising interest rate environment and will negatively impact earnings in a falling interest rate environment, while a liability-sensitive position (i.e., negative gap) will generally enhance earnings in a falling interest rate environment and negatively impact earnings in a rising interest rate environment. Fluctuations in interest rates are not predictable or controllable. The Company has attempted to structure its asset and liability strategies to mitigate the impact on net income of changes in market interest rates. To accomplish this, management has increased the Bank's variable rate loans to 63% of the total loan portfolio. The Bank's adjustable-rate loans are primarily tied to published indices, such as The Wall Street Journal prime rate and one year U.S. Treasury Bills. In this regard, over the past few years, the Bank's interest rate sensitive assets and liabilities have been closely matched with respect to its one-year gap position and the Bank has only a slightly positive two-year gap position which suggests that the Bank's net yield on interest-earning assets may decline during periods of declining interest rates. Management believes that the maintenance of a slight asset-sensitive position is appropriate since historically interest rates tend to rise faster than they decline. An increase in short-term interest rates will also increase deposit and other funding advance rates, increasing the Bank's interest expense. However, the actual impact on net interest income will depend on, among other things, market conditions, actual rates charged on the Bank's loan portfolio, deposit, and advance rates paid by the Bank, and loan volume, and customer reaction to interest rate volatility.

SUPERVISION AND REGULATION; PAYMENT OF DIVIDENDS

     Savings and loan holding companies and banking associations operate in a highly regulated environment and are subject to the supervision of federal and state regulatory agencies. As a savings and loan holding company, the Company is subject to regulation, examination, and supervision by the OTS and by agencies of the State of Maine. The Bank is subject to regulation and examination by the OTS and the FDIC. These laws and regulations govern matters ranging from the regulation of certain debt obligations, changes of control and mergers, and the maintenance of adequate capital to the general business operations and financial condition of the Bank, including permissible types, amounts, and terms of loans and investments, the amount of reserves against deposits, restrictions on dividends, establishment of branch offices, and subsidiary investments and activities. These regulations are intended primarily for the protection of depositors, rather than the benefit of investors, and they restrict the manner by which the Company and the Bank may conduct their business and obtain financing. The Company and the Bank are subject to changes in federal and state law, as well as regulation and governmental policies, income tax laws, and accounting principles. The effects of any potential changes cannot be predicted but could adversely affect the business and operations of the Company and the Bank in the future.

     The Company's principal source of funds is cash dividends from the Bank. The payment of dividends by the Bank to the Company is subject to restrictions imposed by federal banking laws, regulations, and authorities. The OTS's capital distribution regulations limit the Bank's ability to pay dividends to the Company based on the Bank's capital level and supervisory condition. Under the regulations, a savings institution that meets the OTS capital requirements is generally permitted to make capital distributions during a year up to the greater of (i) 100% of its net income during that year, plus the amount that would reduce by one-half its "surplus capital ratio" at the beginning of the calendar year (the excess capital over its capital requirements), or (ii) 75% of its net income over the most recent four-quarter period. In addition, an insured depository institution is prohibited from declaring any dividend, making any other capital distribution, or paying a management fee to its holding company if, following the distribution or payment, the institution would be classified as "undercapitalized" or lower. As of March 31, 1998, the Bank met the OTS requirements as a "well capitalized" institution. There can be no assurance that the Bank will continue to meet its capital requirements or that its net income and surplus capital in the future will be sufficient to permit the payment of dividends by the Bank to the Company. In the event that the capital of the Bank falls below its capital requirements or the OTS notifies the Bank that it is in need of more than normal supervision, the ability of the Bank to pay dividends could be further restricted or even eliminated.

DEPENDENCE ON KEY PERSONNEL

     The Company and the Bank are dependent on the leadership and performance of James D. Delamater, their President and CEO, and certain other executive officers. If the services of Mr. Delamater or any of such executive officers should become unavailable for any reason, a failure to replace them promptly could have a material adverse effect on the Company. Although the Company has obtained a key man life insurance policy on Mr. Delamater in the amount of $1.0 million with the Company named as a beneficiary, none of the key members of management has a written employment agreement.

CERTAIN ARTICLES OF INCORPORATION AND BYLAW PROVISIONS

     The Company's Articles of Incorporation and Bylaws contain certain provisions that could discourage potential acquisition proposals, or delay or prevent an attempted acquisition or change of control of the

Company. Among other things, these provisions (i) establish certain supermajority voting requirements for certain business combinations not approved by at least two-thirds of the directors who are not affiliated with, or stockholders of, the acquiring party and certain fair price provisions to be satisfied in connection with a business combination, (ii) establish a supermajority voting requirement as a condition to stockholder action to make certain amendments to the Company's Articles of Incorporation or Bylaws, (iii) establish certain advance notice procedures for nomination of candidates for election as directors and for stockholder proposals to be considered at an annual meeting of stockholders, (iv) restrict the ability of stockholders to act by less than unanimous written consent in lieu of a meeting, and (v) establish a supermajority voting requirement to remove a director without cause. The Company's Articles of Incorporation authorize the Board of Directors of the Company to issue shares of preferred stock without stockholder approval and upon such terms as the Board of Directors may determine. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions, financings, and other corporate purposes, could also have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a controlling interest in the Company.

                                USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of Shares offered hereby by the Selling Stockholder. See "Selling Stockholder".

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS


     The shares of Common Stock of Northeast Bancorp have been listed and principally traded on the AMEX under the trading symbol "NBN" since April 4, 1997 and prior thereto on the Nasdaq National Market ("Nasdaq-NNM"). The following table sets forth the high and low closing sales price for the Common Stock as reported on the Nasdaq-NNM through April 3, 1997, and thereafter on the AMEX. All information set forth in the table below has been revised to reflect a 50% stock dividend paid on December 15, 1997.



                                                                                CASH DIVIDENDS
                                                               HIGH     LOW     PAID PER SHARE
                                                              ------   ------   --------------
FISCAL YEAR ENDED JUNE 30, 1996:
  First Quarter.............................................  $ 7.59*  $ 7.17*      $0.027*
  Second Quarter............................................    8.00*    7.17*       0.027*
  Third Quarter.............................................    8.83     7.33        0.053
  Fourth Quarter............................................    8.83     8.33        0.053
FISCAL YEAR ENDED JUNE 30, 1997:
  First Quarter.............................................  $ 9.00   $ 8.33       $0.053
  Second Quarter............................................    9.33     8.67        0.053
  Third Quarter.............................................    9.50     8.83        0.053
  Fourth Quarter............................................    9.83     9.17        0.053
YEAR ENDED JUNE 30, 1998:
  First Quarter.............................................  $13.33   $ 9.66       $0.053
  Second Quarter............................................   18.66    18.50        0.053
  Third Quarter.............................................   19.50    17.00        0.053
  Fourth Quarter (through June 12, 1998)....................   18.00    15.375       0.053


---------------

* Further adjusted to reflect a 100% stock dividend paid on December 15, 1995


     On June 12, 1998, the last sales price reported for the Common Stock on the AMEX was $15.875 per share. Prospective purchasers are urged to obtain current quotations for the market price of the Common Stock. As of close of business on June 12, 1998, there were approximately 2,461,119 shares of Common Stock outstanding held by approximately 445 stockholders of record.


     The amount and timing of future dividends payable on the Common Stock will depend on, among other things, future earnings, the financial condition of the Company, regulatory considerations, and other factors, including the ability of the Bank to pay dividends to the Company, the amount of cash on hand at the Company, and its obligations to pay dividends to holders of its preferred stock.

     Northeast Bancorp has 45,454 shares of Series A Preferred Stock outstanding. The Series A Preferred Stock is convertible into Common Stock on a three-for-one basis and carries a dividend rate of two percent below the prime rate of the First National Bank of Boston, but in no event shall such rate be less than 7% per annum. There is only one holder of the Series A Preferred Stock, the Selling Stockholder, and there is no trading market for the Series A Preferred Stock. Although convertible into three shares of Common Stock, each share of Series A Preferred Stock is entitled only to one vote on all matters submitted to a vote of the Company's stockholders.

                              SELLING STOCKHOLDER

     The following table sets forth the name of the Selling Stockholder, the number of shares of Common Stock beneficially owned as of the date of this Prospectus, the number of shares of Common Stock being offered hereby by the Selling Stockholder, and the number of shares of Common Stock to be beneficially owned by the Selling Stockholder after the consummation of the offering. All information with respect to beneficial ownership has been furnished by the Selling Stockholder.

                           BENEFICIAL OWNERSHIP                          BENEFICIAL OWNERSHIP
                               AT MAY , 1998                              AFTER THE OFFERING
                          -----------------------    TOTAL NUMBER OF    -----------------------
        NAME OF           NUMBER OF   PERCENTAGE    SHARES TO BE SOLD   NUMBER OF   PERCENTAGE
  SELLING STOCKHOLDER     SHARES(1)   OF CLASS(2)    IN THE OFFERING    SHARES(1)   OF CLASS(2)
  -------------------     ---------   -----------   -----------------   ---------   -----------
Square Lake Holding
  Corporation(3)........   693,813(4)    25.2%           350,000         343,813(5)    12.5%

---------------

(1) In accordance with Rule 13d-3 promulgated pursuant to the Securities Exchange Act of 1934, a person is deemed to be the beneficial owner of a security for purposes of the rule if he or she has or shares voting power or dispositive power with respect to such security or has the right to acquire such ownership within sixty days. As used herein, "voting power" is the power to vote or direct the voting of shares, and "dispositive power" is the power to dispose or direct the disposition of shares, irrespective of any economic interest therein. Accordingly, since the Series A Preferred Stock held by Square Lake (defined below) are presently convertible into Common Stock and its warrants are currently exercisable, the number of shares of Common Stock disclosed hereunder include those shares of Common Stock that Square Lake may acquire upon conversion of the Series A Preferred Stock and upon exercise of its warrants.
(2) In calculating the percentage ownership for a given individual or group, the number of shares of Common Stock outstanding includes unissued shares subject to options, warrants, rights or conversion privileges exercisable within sixty days held by such individual or group, but are not deemed outstanding for any other person or group. Accordingly, these percentages assume the conversion of the Series A Preferred Stock by Square Lake and the exercise of its warrants. Prior to conversion of the preferred stock, each share of preferred stock has only one vote (regardless of the applicable conversion rate) on each matter presented to a vote of the Company's stockholders.
(3) Square Lake Holding Corporation ("Square Lake"), a Maine corporation, is a wholly-owned subsidiary of a New Brunswick corporation which, in turn, is wholly-owned by Ronald J. Goguen. Mr. Goguen has been a director of Northeast Bancorp since 1990.
(4) Represents the beneficial ownership of Mr. Goguen. Includes Square Lake's beneficial ownership of (i) 401,980 shares of Common Stock, (ii) 136,362 shares of Common Stock issuable upon conversion of 45,454 shares of Series A Preferred Stock, and (iii) 153,146 shares of Common Stock issuable upon the exercise of warrants to purchase shares at a price of $4.667 per share; and 2,325 shares of Common Stock held by Blue Chip Investments, Inc., a New Brunswick corporation ("Blue Chip"), of which Mr. Goguen holds 100% of its voting securities. Shares of the Series A Preferred Stock are convertible into shares of Common Stock without further consideration at a ratio of three-for-one.
(5) Consisting of Square Lake's beneficial ownership of (i) 51,980 shares of Common Stock, (ii) 136,362 shares of Common Stock issuable upon conversion of 45,454 shares of Series A Preferred Stock, and (iii) 153,146 shares of Common Stock issuable upon exercise of warrants; and 2,325 shares of Common Stock held by Blue Chip.

                                  UNDERWRITING


     Under the terms and conditions set forth in the purchase agreement (the "Underwriting Agreement") among the Company, the Selling Stockholder, and the Underwriter named below (the "Underwriter"), the Underwriter has agreed to purchase from the Selling Stockholder, and the Selling Stockholder has agreed to sell to the Underwriter, the number of shares of Common Stock set forth below:


                                                              NUMBER OF
                        UNDERWRITERS                           SHARES
                        ------------                          ---------
Advest, Inc.................................................   350,000
                                                               -------
          Total.............................................   350,000
                                                               =======


     The Underwriting Agreement provides that the obligations of the Underwriter are subject to approval of certain matters by its counsel and to various other conditions. The Underwriter is committed to purchase and pay for all such shares of Common Stock being sold pursuant to the Underwriting Agreement, if any shares of Common Stock are purchased.


     The Underwriter has advised the Company and the Selling Stockholder that the Underwriter proposes to offer the shares of Common Stock directly to the public initially at the offering price set forth on the cover page of this Prospectus and to certain selected dealers at such price less a concession not
to exceed $          per share. The Underwriter may allow, and such selected
dealers may reallow, a concession not in excess of $          per share to
certain other dealers. After the public offering of the shares, the public offering price, concession and reallowance to dealers may be changed by the Underwriter. The Common Stock is offered and subject to receipt and acceptance by the Underwriter, and to certain other conditions, including the right to reject orders in whole or in part.


     The Selling Stockholder, the Company, and the executive officers and directors of the Company and the Bank have agreed that they will not publicly sell, contract to publicly sell, or otherwise publicly dispose of, any shares of Common Stock for a period of 40 days from the date of this Prospectus, without the written consent of the Underwriter; provided, however, that the Company may issue and sell Common Stock pursuant to any employee stock option plan, stock ownership plan, or dividend reinvestment plan of the Company in effect on the date the Underwriting Agreement is executed, and the Company may issue Common Stock upon the conversion of securities or the exercise of warrants outstanding on the date the Underwriting Agreement is executed.


     Subject to certain limitations, the Company, the Selling Stockholder, and the Underwriter have agreed to indemnify each other against certain liabilities including liabilities under the Securities Act, or to contribute to payments that the Company, the Selling Stockholder, or the Underwriter may be required to make in respect thereof.


     The foregoing is a summary of the principal terms of the Purchase Agreement and does not purport to be complete. Reference is made to a copy of the Underwriting Agreement which is on file as an exhibit to the Registration Statement.


     The Underwriter has been engaged in the ordinary course of business, and may in the future be engaged, to perform investment banking and other advisory-related services to the Company, its affiliates, and certain stockholders of the Company. The Underwriter is currently under retainer with the Company to provide such services.

     In connection with the offering of the Common Stock, the Underwriter and any selling group members and their respective affiliates may engage in transactions effected in accordance with Rule 104 of the Securities and Exchange Commission's Regulation M that are intended to stabilize, maintain, or otherwise affect the market price of the Common Stock. Such transactions may include stabilizing transactions in which they bid for, and purchase, shares of the Common Stock at a level above that which might otherwise prevail in the open market for the purpose of preventing or retarding a decline in the market price of the Common Stock. The Underwriter also may bid for, and purchase, shares of Common Stock to reduce a short position incurred by the Underwriter to reclaim any selling concessions otherwise accruing or allowed to a selling group member in connection with the offering if the Common Stock originally sold by such selling group member is repurchased by the Underwriter and therefore has not been effectively placed by such selling group member. Any of the foregoing transactions may result in the maintenance of a price for the Common Stock at a level above that which might otherwise prevail in the open market. Neither the Company nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. The Underwriter is not required to engage in any of the foregoing transactions and, if commenced, such transactions may be discontinued at any time without notice.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby has been passed upon for Northeast Bancorp by Carlton, Fields, Ward, Emmanuel, Smith & Cutler, P.A., Tampa, Florida. Certain legal matters in connection with the Shares will be passed upon for the Underwriter by Tyler Cooper & Alcorn, LLP, Hartford, Connecticut. Certain legal matters will be passed upon for the Selling Stockholder by Carlton, Fields, Ward, Emmanuel, Smith & Cutler, P.A., Tampa, Florida.

                                    EXPERTS

     The consolidated financial statements of the Company and its subsidiary as of June 30, 1997 and 1996, and for each of the years ended June 30, 1997, 1996, and 1995 which appear in the Company's Form 10-K for the fiscal year ended June 30, 1997 and the supplemental consolidated financial statements of the Company and its subsidiary as of June 30, 1997 and 1996, and for each of the years ended June 30, 1997, 1996, and 1995 which appear in the Company's Form 8-K filed on May 14, 1998, have been audited by Baker Newman & Noyes, Limited Liability Company, independent auditors, as set forth in their reports thereon incorporated by reference elsewhere herein and in the Registration Statement which, with respect to the supplemental consolidated financial statements is based in part on the reports of Schatz Fletcher & Associates, Augusta, Maine, independent auditors. The financial statements referred to above are included in reliance upon such reports given upon the authority of said firms as experts in accounting and auditing.

             ======================================================

  NO DEALER, SALESPERSON, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION TO ANY PERSON IN ANY JURISDICTION OR UNDER ANY CIRCUMSTANCES IN WHICH SUCH OFFERING WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     3
Prospectus Summary....................     4
Risk Factors..........................     8
Use of Proceeds.......................    11
Price Range of Common Stock and
  Dividends...........................    12
Selling Stockholder...................    13
Underwriting..........................    14
Legal Matters.........................    15
Experts...............................    15

             ======================================================
             ======================================================
                                 350,000 SHARES

                                NORTHEAST BANCORP

                                  COMMON STOCK


                           -------------------------
                                   PROSPECTUS
                           -------------------------


                                  ADVEST, INC.


                                 June 15, 1998


             ======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses expected to be incurred in connection with this offering of the shares of Common Stock being registered hereby, other than underwriting discounts and commissions, all of which expenses will be paid by the Selling Stockholder. All amounts, except the SEC registration fee, are estimated.

SEC Registration Fee........................................      $ 1,826
Accounting Fees and Expenses................................       20,000
Legal Fees and Expenses.....................................       47,000
Blue Sky Fees and Expenses..................................        5,000
Printing and Expenses.......................................       15,000
Mailing and Handling Fees...................................        1,000
Miscellaneous Expenses......................................        1,174
                                                                  -------
  Total.....................................................      $90,000
                                                                  =======

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 719 of the Maine Business Corporation Act provides as follows:

        1. A corporation shall have power to indemnify or, if so provided in the bylaws, shall in all cases indemnify, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or other enterprise, against expenses, including attorneys' fees, judgements, fines and amounts paid in settlement actually and reasonably incurred by that person in connection with such action, suit or proceeding; provided that no indemnification may be provided for any person with respect to any matter as to which that person shall have been finally adjudicated:

             A. Not to have acted honestly or in the reasonable belief that such person's action was not in or not opposed to the best interests of the corporation or its shareholders or, in the case of a person serving as a fiduciary of an employee benefit plan or trust, in or not opposed to the best interest of that plan or trust, or its participants or beneficiaries; or

             B. With respect to any criminal action or proceeding, to have had reasonable cause to believe that person's conduct was unlawful.

        The termination of any action, suit or proceeding by judgment, order or conviction adverse to that person, or by settlement or plea of nolo contendere or its equivalent, shall not of itself create a presumption that a person did not act honestly or in the reasonable belief that such person's action was in or not opposed to the best interest of the corporation or its shareholders or, in the case of a person serving as a fiduciary of an employee benefit plan or trust, in or not opposed to the best interests of that plan or trust or its participants or beneficiaries and, with respect to any criminal action or proceeding, had reasonable cause to believe that person's conduct was unlawful.

        1.A. Notwithstanding any provision of subsection 1, a corporation shall not have the power to indemnify any person with respect to any claim, issue or matter asserted by or in the right of the corporation as to which that person is finally adjudicated to be liable to the corporation unless the court in which the action, suit or proceeding was brought shall determine that, in view of all the circumstances of the case, that person is fairly or reasonably entitled to indemnity for such amounts as the court shall deem reasonable.

          2. Any provision of subsection 1, 1-A or 3 to the contrary notwithstanding, to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsection 1 or 1-A, or in defense of any claim, issue or matter therein, that director, officer, employee or agent shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by that director, officer, employee or agent in connection therewith. The right to indemnification granted by this subsection may be enforced by a separate action against the corporation, if an order for indemnification is not entered by a court in the action, suit or proceeding wherein that director, officer, employee or agent was successful on the merits or otherwise.

          3. Any indemnification under subsection 1, unless ordered by a court or required by the bylaws, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances and in the best interest of the corporation. That determination shall be made by the board of directors by a majority vote of a quorum consisting of directors who were not parties to that action, suit or proceeding, or if such a quorum is not obtainable, or even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or by the shareholders. Such a determination once made may not be revoked and, upon the making of that determination, the director, officer, employee or agent may enforce the indemnification against the corporation by a separate action notwithstanding any attempted or actual subsequent action by the board of directors.

          4. Expenses incurred in defending a civil, criminal, administrative or investigative action, suit or proceeding may be authorized and paid by the corporation in advance of the final disposition of that action, suit or proceeding made in accordance with the procedure established in subsection 3 that, based solely on the facts then known to those making the determination and without further investigation, the person seeking indemnification satisfied the standard of conduct prescribed by subsection 1, or if so provided by the bylaws, these expenses shall in all cases be authorized and paid by the corporation in advance of the final disposition of that action, suit or proceeding upon receipt by the corporation of:

             A. A written undertaking by or on behalf of the officer, director, employee or agent to repay that amount if that person is finally adjudicated:

             (1) Not to have acted honestly or in the reasonable belief that such person's action was in or not opposed to the best interests of the corporation or its shareholders or, in the case of a person serving as a fiduciary of an employee benefit plan or trust, in or not opposed to the best interests of such plan or trust or its participants or beneficiaries;

             (2) With respect to any criminal action or proceeding, to have had reasonable cause to believe that the person's conduct was unlawful; or

             (3) With respect to any claim, issue or matter asserted in any action, suit or proceeding brought by or in the right of the corporation, to be liable to the corporation, unless the court in which that action, suit or proceeding was brought permits indemnification in accordance with subsection 2; and

             B. A written affirmation by the officer, director, employee or agent that the person has met the standard of conduct necessary for indemnification by the corporation as authorized in this section.

        The undertaking required under paragraph A shall be an unlimited general obligation of the person seeking the advance, but need not be secured and may be accepted without reference to financial ability to make the repayment.

          5. The indemnification and entitlement to advances of expenses provided by this section shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in that person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, agent, trustee, partner or fiduciary and shall inure to the benefit of the heirs, executors and administrators of such a person. A right to indemnification required by the bylaws may be enforced by a separate action against the corporation, if an order for indemnification has not been entered by a court in any action, suit or proceeding in respect to which indemnification is sought.

          6. A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or other enterprise against any liability asserted against that person and incurred by that person in any such capacity, or arising out of that person's status as such, whether or not the corporation would have the power to indemnify that person against such liability under this section.

          7. For purposes of this section, references to the "corporation" shall include, in addition to the surviving corporation or new corporation, any participating corporation in a consolidation or merger.

     The Company's Bylaws provide for the indemnification of directors and officers. The general effect of the Bylaw provisions is to indemnify any director or officer against any liability arising from any action or suit to the full extent permitted by Maine law as referenced above. Advances against expenses may be made under the Bylaws and any other indemnification agreement that may be entered into by the Company, and the indemnity coverage provided thereunder may include liabilities under the federal securities laws as well as in other contexts. Reference is made to Article X of the Company's Bylaws filed as Exhibit 3.2 hereto.

     The Company has purchased and maintains insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against any such person and incurred by such person in any such capacity, subject to certain exclusions.

     Pursuant to the Purchase Agreement, the Company, the Selling Stockholder and the Underwriter shall agree to indemnify each other under certain circumstances and conditions against and from certain liabilities, including liabilities under the Securities Act of 1933, as amended.

ITEM 16.  EXHIBITS.


EXHIBIT
NUMBER                           DESCRIPTION OF EXHIBIT
-------                          ----------------------
    1.1   --  Form of Underwriting Agreement.*
    3.1   --  Articles of Incorporation of Northeast Bancorp, as amended
              November 12, 1997, incorporated herein by reference to
              Exhibit 3.1 to Northeast Bancorp's Quarterly Report on Form
              10-Q for the fiscal quarter ended December 31, 1997
              previously filed with the Commission.
    3.2   --  Bylaws of Northeast Bancorp, incorporated herein by
              reference to Exhibit 3.2 to Amendment No. 1 to Northeast
              Bancorp's Registration Statement on Form S-4 (No. 333-31797)
              previously filed with the Commission.
    4.1   --  See Exhibits 3.1 and 3.2 for provisions of the Articles of
              Incorporation and the Bylaws of the Company defining the
              rights of holders of the Company's Common Stock.
    5.1   --  Opinion of Carlton, Fields, Ward, Emmanuel, Smith & Cutler,
              P.A., with respect to legality of the Shares.
   23.1   --  Consent of Baker Newman & Noyes, Limited Liability Company.*
   23.2   --  Consent of Schatz Fletcher & Associates.*
   23.3   --  Consent of Carlton, Fields, Ward, Emmanuel, Smith & Cutler,
              P.A., (contained in Exhibit 5.1 to the Registration
              Statement).
   24.1   --  Power of Attorney (contained in the Signature section of the
              Registration Statement).


---------------


* Filed herewith.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes that, for the purposes of determining liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of the registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Auburn, and State of Maine, on the 15th day of June, 1998.


                                          NORTHEAST BANCORP

                                          By:    /s/ JAMES D. DELAMATER
                                            ------------------------------------
                                                     James D. Delamater
                                               President and Chief Executive
                                                           Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the date(s) indicated.


                      SIGNATURE                                      TITLE                    DATE
                      ---------                                      -----                    ----

               /s/ JAMES D. DELAMATER                  Director, President, and Chief     June 15, 1998
-----------------------------------------------------    Executive Officer (Principal
                 James D. Delamater                      Executive Officer)

                          *                            Director and Chairman of the       June 15, 1998
-----------------------------------------------------    Board
              John W. Trinward, D.M.D.

                          *                            Chief Financial Officer            June 15, 1998
-----------------------------------------------------    (Principal Financial and
                Richard E. Wyman, Jr.                    Accounting Officer)

                          *                            Director                           June 15, 1998
-----------------------------------------------------
                  John B. Bouchard

                          *                            Director and Executive Vice        June 15, 1998
-----------------------------------------------------    President
                  A. William Cannan

                          *                            Director                           June 15, 1998
-----------------------------------------------------
                  Ronald J. Goguen

                                                       Director
-----------------------------------------------------
                   Judith W. Hayes

                          *                            Director and Vice President        June 15, 1998
-----------------------------------------------------
                  Philip C. Jackson

                          *                            Director                           June 15, 1998
-----------------------------------------------------
                  Ronald C. Kendall

                          *                            Director                           June 15, 1998
-----------------------------------------------------
                    John Rosmarin

                          *                            Director                           June 15, 1998
-----------------------------------------------------
                    John Schiavi

                      SIGNATURE                                      TITLE                    DATE
                      ---------                                      -----                    ----

                          *                            Director                           June 15, 1998
-----------------------------------------------------
                  Stephen W. Wight

                          *                            Director                           June 15, 1998
-----------------------------------------------------
                  Dennis A. Wilson


---------------


* Signed by James D. Delamater pursuant to power of attorney filed with this Registration Statement on May 21, 1998.

                               INDEX TO EXHIBITS


EXHIBIT                                                                       SEQUENTIALLY
NUMBER                           DESCRIPTION OF EXHIBITS                     NUMBERED PAGES
-------                          -----------------------                     --------------
  1.1      --  Form of Underwriting Agreement.*
  3.1      --  Articles of Incorporation of Northeast Bancorp, as amended
               November 12, 1997, incorporated herein by reference to
               Exhibit 3.1 to Northeast Bancorp's Quarterly Report on Form
               10-Q for the fiscal quarter ended December 31, 1997
               previously filed with the Commission.
  3.2      --  Bylaws of Northeast Bancorp, incorporated herein by
               reference to Exhibit 3.2 to Amendment No. 1 to Northeast
               Bancorp's Registration Statement on Form S-4 (No. 333-31797)
               previously filed with the Commission.
  4.1      --  See Exhibits 3.1 and 3.2 for provisions of the Articles of
               Incorporation and the Bylaws of the Company defining the
               rights of holders of the Company's Common Stock.
  5.1      --  Opinion of Carlton, Fields, Ward, Emmanuel, Smith & Cutler,
               P.A., with respect to legality of the Shares.
 23.1      --  Consent of Baker Newman & Noyes, Limited Liability Company.*
 23.2      --  Consent of Schatz Fletcher & Associates.*
 23.3      --  Consent of Carlton, Fields, Ward, Emmanuel, Smith & Cutler,
               P.A., (contained in Exhibit 5.1 to the Registration
               Statement).
 24.1      --  Power of Attorney (contained in the Signature section of the
               Registration Statement).


---------------


* Filed herewith.